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100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Amanda Kim
Stephen Krikorian Marion Graham Jan Woo

Re:	ServiceTitan, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1 Confidentially Submitted October 21, 2024 CIK No. 0001638826

To the addressees set forth above:

ServiceTitan, Inc. (the “Company”) has filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the Jumpstart Our Business Startups Act on February 29, 2024 (the “Draft Submission”), as most recently amended by Amendment No. 3 to the Draft Submission submitted on October 21, 2024 (“Amendment No. 3”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 3 received on November 4, 2024, from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter dated November 4, 2024 in bold type followed by the Company’s responses thereto.

Amendment No. 3 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

We note your revised disclosure that your net dollar retention rate has declined slightly over the last ten fiscal quarters. Given your prominent disclosure throughout the filing that your net dollar retention rate and gross dollar retention rate is evidence of your ability to retain and expand customers, please provide balanced disclosure by providing appropriate context regarding the decrease in your net retention rate and/or gross retention rate. Disclose the amount of the decrease in rates over the period. Clarify whether management uses the annual net dollar retention rate and gross dollar retention rate to evaluate the company’s business.

November 18, 2024

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 92 and 122 of the Registration Statement accordingly.

The Company advises the Staff that management does not use net dollar retention rate or gross dollar retention rate to evaluate or operate the Company’s business.

Notes to Condensed Consolidated Financial Statements 14. Subsequent Events, page F-73

2.	You disclose the following:

•	Between July 31, 2024 and September 9, 2024, the Company granted 245,653 RSUs vesting over four years and subject to service-only conditions.

•	Between September 10, 2024 and October 21, 2024, the Company granted 51,674 RSUs vesting over four years and subject to service-only conditions.

•	Additionally, in October 2024, the Company granted each of Ara Mahdessian and Vahe Kuzoyan an award of 3,241,544 performance-based RSUs

Please revise your subsequent events disclosure beginning on page F-74 to disclose the expected financial impact of the awards (i.e. unrecognized compensation expense) pursuant to ASC 855-10-50-2(b). In addition, please tell us the grant date fair value of the shares of common stock used to determine the amount of compensation expense attributable to each of these grants. Please reconcile and explain the differences between the fair values of a share of common stock determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-74 and F-75 of the Registration Statement to include subsequent events through November 18, 2024, and to disclose the grant date fair value of the RSUs granted during this period.

The Company advises the Staff that the grant date fair value for the RSUs with service-only vesting conditions granted between July 31, 2024 and November 18, 2024 was $59.29 per share. The grant date fair value of these RSUs was equal to the fair value of the Company’s common stock on the respective grant dates.

The Company further advises the Staff that the grant date fair value of the performance-based RSUs granted to the Co-Founders was estimated using a Monte Carlo simulation model, which incorporates the likelihood of achieving the stock price hurdle performance conditions and also included as an input the common stock fair value of $59.29 per share.

The fair value of the common stock of $59.29 was determined by the Company’s Board of Directors based in part on the most recent third-party valuation of the common stock as of July 31, 2024, which was received on October 14, 2024, and the Board of Directors’ evaluation that there had been no changes in fair value from that date through the grant date of the respective awards.

The Company further advises the Staff that it will provide to the Staff a reconciliation of the common stock fair value used to value these awards to the midpoint of the offering range when the range is available, if such a reconciliation is deemed necessary.

November 18, 2024

General

3.	Please provide balanced disclosure in the graphics in the forepart of the registration statement. Please also disclose the net loss for each period that you discuss revenue and revenue growth.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the graphic in the forepart of the Registration Statement accordingly.

* * *

November 18, 2024

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at (650) 463-3060 or by email (tad.freese@lw.com) with any questions or comments regarding this correspondence.

Sincerely,

/s/ Tad J. Freese
Tad J. Freese of LATHAM & WATKINS LLP

cc:	Ara Mahdessian, ServiceTitan, Inc.
Vahe Kuzoyan, ServiceTitan, Inc.
Dave Sherry, ServiceTitan, Inc.
Olive Huang, ServiceTitan, Inc.
Sarah Axtell, Latham & Watkins LLP
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.
Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Colin G. Conklin, Wilson Sonsini Goodrich & Rosati, P.C.